November 4, 2009	Man Chiu Lee Partner 011-852-3183-4303 manlee@hhlaw.com
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn:  Russell Mancuso, Branch Chief

Re:	Duoyuan Printing, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed November 2, 2009 File No. 333-161813
Dear Mr. Mancuso:
On behalf of Duoyuan Printing, Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated November 3, 2009 (the “Comment Letter”), regarding the above captioned Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Company’s primary and secondary offering of its common shares, par value $0.001 per share (the “Common Shares”). In connection therewith, the Company will supplementally send six courtesy copies of Amendment No. 5 to the Registration Statement (the “Amendment”), marked to show changes from the Registration Statement, as well as this response letter to the Securities and Exchange Commission (the “SEC”) for further review. The Amendment and this response letter were filed electronically through EDGAR today. The Amendment reflects the changes made in response to the Comment Letter.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the Amendment filed electronically through EDGAR. Capitalized terms used but not defined in this letter have the definitions set forth in the Amendment.

Mr. Russell Mancuso
November 4, 2009

Fee Table
1.	Please note that we are not taking a position at this time regarding whether your analysis or conclusions in your response to prior comment 1 are accurate. We refer you to the acknowledgements mentioned at the end of this letter that must accompany any request for acceleration of the effective date of your registration statement.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Company included the acknowledgements mentioned at the end of the Comment Letter in the Company’s request for acceleration of the effective date of our registration statement filed electronically through EDGAR on November 3, 2009.
Recent Developments, page 5 and 45
2.	We note that you have included statements of income and other comprehensive income for the three months ended September 30, 2009 on pages 5 and 45. Please provide updated financial statements for the quarter ended September 30, 2009 or disclose that these financial statements are not available.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to disclose that updated financial statements for the quarter ended September 30, 2009 are not available. This disclosure has been included on pages 5 and 45 of the Amendment.
Financial Statements
Note 16 – Subsequent Events, page F-30
3.	We note your response to our prior comment 7. As previously requested, please revise to disclose the specific date through which subsequent events have been evaluated as required by FASB-ASC 855-10-50-1 and 4.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to disclose in Note 16 the specific date through which subsequent events have been evaluated as required by FASB-ASC 855-10-50-1 and 4. This information has been updated on page F-30 of the Amendment.

Mr. Russell Mancuso
November 4, 2009

* * * * *
The Company believes that the Amendment responds to the comments of the staff.
The Company would greatly appreciate the staff’s prompt response to this letter. Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Amy Freed, at 212-918-8270.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
Man Chiu Lee
cc.	Mr. Wenhua Guo Duoyuan Printing, Inc.

Mr. Christopher Patrick Holbert Duoyuan Printing, Inc.

Mr. William Suh Duoyuan Printing, Inc.

Mr. Kurt Berney O’Melveny & Myers LLP

Mr. Marty Dunn O’Melveny & Myers LLP

Mr. Robert Plesnarski O’Melveny & Myers LLP

Mr. Scott Graziano O’Melveny & Myers LLP